SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

Effective immediately, Pure Nickel Inc. (the “Company”) will satisfy its reporting obligations under Section 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by reporting with the United States Securities and Exchange Commission (the “SEC”) on forms available for use by a “foreign private issuer,” as defined in Rule 3b-4 under the Exchange Act. Historically, the Company has attempted to meet its reporting obligations using the forms applicable to U.S. domestic issuers. However, the Company believes that as of March 27, 2007, it became a foreign private issuer as a result of its amalgamation with Nevada Star Resource Corp. and that its obligation to report on U.S. domestic issuer forms ceased at that time. By providing this information on Form 6-K, the Company is hereby furnishing all previously unfurnished material reports that have been filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) from the date of the amalgamation through the date of this report. Going forward, Pure Nickel’s U.S. periodic reporting requirements with the SEC will now consist of filing an Annual Report on Form 20-F and furnishing Forms 6-K for its quarterly operating results and for other material information made public or generally distributed to its security holders on SEDAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ J. Jay Jaski
J. Jay Jaski
Chairman and Chief Executive Officer

Date: August 16, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release of Pure Nickel Inc., dated July 10, 2007, announcing completion of $27.5 million private placement.

99.2	FORM 51-102F3 - Material Change Report.

99.3	FORM 51-102F1 - Management’s Discussion and Analysis for the three month ended May 31, 2007.

99.4	Form 52-109F2 - Certification of Interim Filings.

99.5	Form 52-109F2 - Certification of Interim Filings.

99.6	Interim Consolidated Financial Statements for the six months ended May 31, 2007.

99.7	By-Law No. 1 of Pure Nickel Inc.

99.8	Form 51-102F3 - Material Change Report.

99.9	Press release of Pure Nickel Inc., dated August 13, 2007, announcing approval for listing on the TSX.

Exhibit 99.1

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX-V Trading Symbol:	NIC (TSX-V), PNCKF (OTC BB)
Total Shares Outstanding:	44.765 million
Fully Diluted:	53.515 million
52-Week Trading Range:	C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Completes $27.5 Million Private Placement

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES. NOTHING CONTAINED HEREIN CONSTITUTES AN OFFERING OF SECURITIES OF THE CORPORATION IN THE UNITED STATES.

TORONTO, ON, July 10, 2007: Pure Nickel Inc. (the “Corporation”) (TSX-Venture: NIC, OTCBB: PNCKF) is pleased to announce that, further to its news release of July 3, 2007, it has closed the last tranche of its $27.5 million offering (the “Offering”) of subscription receipts of the Corporation (the “Receipts”) and has issued an additional 6,640,000 Receipts for aggregate gross proceeds of $8.3 million.

Each Receipt will be deemed to be exercised without the payment of additional consideration into one unit of the Corporation (each a “Unit”) upon the earlier to occur of: (i) the Corporation obtaining TSX Venture Exchange (“TSXV”) conditional approval of the Xstrata transaction announced on May 15, 2007 (the “Xstrata Acquisition”); or (ii) the common shares in the capital of the Corporation (each a “Share”) becoming listed and posted for trading on the Toronto Stock Exchange (each an “Exercise Event”). Upon the occurrence of an Exercise Event, the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), shall be released to the Corporation.

In the event that an Exercise Event does not occur by September 27, 2007, the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), will be returned to the purchasers and the Receipts will expire without exercise. Each Unit shall be comprised of one Share and one half of one common share purchase warrant (each whole warrant, a “Warrant”), each Warrant entitling the holder thereof to purchase one Share upon the payment of $1.75 per Share until January 9, 2009. All Receipts issued pursuant to the Offering, and all Shares and Warrants underlying the Receipts, are subject to a four month statutory hold period.

In connection with the Offering, which remains subject to the approval of the TSXV, the Corporation also plans to issue a maximum of 990,000 compensation warrants (each a “Compensation Warrant”) and to pay a maximum of $1.25 million (the “Finder’s Fee”) to certain persons as finder’s fees payable in connection with the Offering. Each Compensation Warrant shall be exercisable upon the occurrence of an Exercise Event into one Unit at an exercise price of $1.25 per Unit until January 9, 2009. If no Exercise Event occurs, the Compensation Warrants shall expire unexercised. It is expect that the Corporation will issue the Compensation Warrants and pay the Finder’s Fee within the coming week.

The Corporation intends to use $15.25 million of the proceeds of the Offering to fund the proposed Xstrata Acquisition, which was originally scheduled for completion on July 9, 2007. The Corporation and Xstrata Nickel, however, have agreed to extend the closing date of such transaction until July 17, 2007 pending satisfaction of regulatory requirements, including the approval of the TSXV. The Corporation also intends to use the balance of the proceeds of the Offering to fund the Corporation’s ongoing exploration and drilling programs on its properties and for general working capital purposes.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Corporation has recently signed an agreement to acquire ten nickel exploration properties from Xstrata Nickel. This dramatically expands Pure Nickel’s potential as it moves into the ranks of North America’s largest nickel exploration companies. The agreement significantly increases Pure Nickel’s property portfolio from its current three high calibre projects (Fond du Lac Project (Saskatchewan); the Fox River Project (Manitoba); and the MAN Project (Alaska)) for which an $8.0 million fully-funded exploration program for 2007 is underway.

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information:

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company (Reporting Issuer):

Pure Nickel Inc. (“Pure Nickel” or the “Corporation”)

95 Wellington Street West, Suite 900

Toronto, Ontario

M5J 2N7

ITEM 2	Date of Material Change:

July 10, 2007

ITEM 3	News Release:

The press releases in respect of this material change were issued on July 3, 2007 and July 10, 2007 in Toronto, Ontario, via Marketwire, and such press releases are attached hereto as Schedule “A” and Schedule “B” respectively.

ITEM 4	Summary of Material Change:

Pure Nickel announced that it closed both tranches of its $27.5 million offering (the “Offering”) of subscription receipts of the Corporation (the “Receipts”) at a price of $1.25 per Receipt.

Each Receipt will be deemed to be exercised without the payment of additional consideration into one unit of the Corporation (each a “Unit”) upon the earlier to occur of: (i) the Corporation obtaining TSX Venture Exchange (“TSXV”) conditional approval of the Xstrata transaction announced on May 15, 2007 (the “Xstrata Acquisition”); or (ii) the common shares in the capital of the Corporation (each a “Share”) becoming listed and posted for trading on the Toronto Stock Exchange (each an “Exercise Event”). Upon the occurrence of an Exercise Event, the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), shall be released to the Corporation.

In the event that an Exercise Event does not occur by September 27, 2007, the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), will be returned to the purchasers and the Receipts will expire without exercise. Each Unit shall be comprised of one Share and one half of one common share purchase warrant (each whole warrant, a “Warrant”), each Warrant entitling the holder thereof to purchase one Share upon the payment of $1.75 per Share until January 10, 2009. All Receipts issued pursuant to the Offering, and all Shares and Warrants underlying the Receipts, are subject to a four month hold period prescribed by the TSXV.

ITEM 5	Full Description of Material Change:

See the press releases attached as Schedule “A” and Schedule “B”.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

No information has been omitted from this material change report.

ITEM 8	Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

J. Jay Jaski, Chief Executive Officer

Telephone No.: 416-644-0066

ITEM 9	Date of Report:

July 11, 2007

SCHEDULE A

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX-V Trading Symbol:	NIC (TSX-V), PNCKF (OTC BB)
Total Shares Outstanding:	44.765 million
Fully Diluted:	53.515 million
52-Week Trading Range:	C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Completes $19.2 Million First Tranche of Private Placement

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES. NOTHING CONTAINED HEREIN CONSTITUTES AN OFFERING OF SECURITIES OF THE CORPORATION IN THE UNITED STATES.

TORONTO, ON, July 3, 2007: Pure Nickel Inc. (the “Corporation”) (TSX-Venture: NIC, OTCBB: PNCKF) is pleased to announce that it has closed the $19.2 million first tranche of its proposed $27.5 million offering (the “Offering”) of subscription receipts of the Corporation (the “Receipts”) announced by press releases dated June 12, June 21, and June 26, 2007. Each Receipt will be deemed to be exercised without the payment of additional consideration into one unit of the Corporation (each a “Unit”) upon the earlier to occur of: (i) the Corporation obtaining TSX Venture Exchange (“TSXV”) conditional approval of the Xstrata transaction announced on May 15, 2007; or (ii) the common shares in the capital of the Corporation (each a “Share”) becoming listed and posted for trading on the Toronto Stock Exchange (each an “Exercise Event”).

Upon the occurrence of an Exercise Event: (i) each holder of Receipts shall receive one Unit for each Receipt held; and (ii) the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), shall be released to the Corporation. Each Unit shall be comprised of one Share and one half of one common share purchase warrant (each whole warrant, a “Warrant”), each Warrant entitling the holder thereof to purchase one Share upon the payment of $1.75 per Share for a period of 18 months from closing. In the event that an Exercise Event does not occur within 90 days of the closing, the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), will be returned to the purchasers and the Receipts will expire without exercise.

Although the Corporation originally intended to issue Units to purchasers pursuant to the Offering, the Corporation decided to issue Receipts in place of Units to satisfy investor and regulatory requirements. The Corporation expects to complete the remaining tranches of the Offering within the next two weeks. The Offering remains subject to the approval of the TSXV.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Corporation has recently signed an agreement to acquire ten nickel exploration properties from Xstrata Nickel. This dramatically expands Pure Nickel’s potential as it moves into the ranks of North America’s largest nickel exploration companies. The agreement significantly increases Pure Nickel’s property portfolio from its current three high calibre projects (Fond du Lac Project (Saskatchewan); the Fox River Project (Manitoba); and the MAN Project (Alaska)) for which an $8.0 million fully-funded exploration program for 2007 is underway.

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information:

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

SCHEDULE B

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX-V Trading Symbol:	NIC (TSX-V), PNCKF (OTC BB)
Total Shares Outstanding:	44.765 million
Fully Diluted:	53.515 million
52-Week Trading Range:	C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Completes $27.5 Million Private Placement

THIS NEWS RELEASE IS INTENDED FOR DISTRIBUTION IN CANADA ONLY AND IS NOT INTENDED FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES. NOTHING CONTAINED HEREIN CONSTITUTES AN OFFERING OF SECURITIES OF THE CORPORATION IN THE UNITED STATES.

TORONTO, ON, July 10, 2007: Pure Nickel Inc. (the “Corporation”) (TSX-Venture: NIC, OTCBB: PNCKF) is pleased to announce that, further to its news release of July 3, 2007, it has closed the last tranche of its $27.5 million offering (the “Offering”) of subscription receipts of the Corporation (the “Receipts”) and has issued an additional 6,640,000 Receipts for aggregate gross proceeds of $8.3 million.

Each Receipt will be deemed to be exercised without the payment of additional consideration into one unit of the Corporation (each a “Unit”) upon the earlier to occur of: (i) the Corporation obtaining TSX Venture Exchange (“TSXV”) conditional approval of the Xstrata transaction announced on May 15, 2007 (the “Xstrata Acquisition”); or (ii) the common shares in the capital of the Corporation (each a “Share”) becoming listed and posted for trading on the Toronto Stock Exchange (each an “Exercise Event”). Upon the occurrence of an Exercise Event, the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), shall be released to the Corporation.

In the event that an Exercise Event does not occur by September 27, 2007, the proceeds of the Offering, plus any accrued interest thereon (less any applicable taxes), will be returned to the purchasers and the Receipts will expire without exercise. Each Unit shall be comprised of one Share and one half of one common share purchase warrant (each whole warrant, a “Warrant”), each Warrant entitling the holder thereof to purchase one Share upon the payment of $1.75 per Share until January 9, 2009. All Receipts issued pursuant to the Offering, and all Shares and Warrants underlying the Receipts, are subject to a four month statutory hold period.

In connection with the Offering, which remains subject to the approval of the TSXV, the Corporation also plans to issue a maximum of 990,000 compensation warrants (each a “Compensation Warrant”) and to pay a maximum of $1.25 million (the “Finder’s Fee”) to certain persons as finder’s fees payable in connection with the Offering. Each Compensation Warrant shall be exercisable upon the occurrence of an Exercise Event into one Unit at an exercise price of $1.25 per Unit until January 9, 2009. If no Exercise Event occurs, the Compensation Warrants shall expire unexercised. It is expect that the Corporation will issue the Compensation Warrants and pay the Finder’s Fee within the coming week.

The Corporation intends to use $15.25 million of the proceeds of the Offering to fund the proposed Xstrata Acquisition, which was originally scheduled for completion on July 9, 2007. The Corporation and Xstrata Nickel, however, have agreed to extend the closing date of such transaction until July 17, 2007 pending satisfaction of regulatory requirements, including the approval of the TSXV. The Corporation also intends to use the balance of the proceeds of the Offering to fund the Corporation’s ongoing exploration and drilling programs on its properties and for general working capital purposes.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Corporation has recently signed an agreement to acquire ten nickel exploration properties from Xstrata Nickel. This dramatically expands Pure Nickel’s potential as it moves into the ranks of North America’s largest nickel exploration companies. The agreement significantly increases Pure Nickel’s property portfolio from its current three high calibre projects (Fond du Lac Project (Saskatchewan); the Fox River Project (Manitoba); and the MAN Project (Alaska)) for which an $8.0 million fully-funded exploration program for 2007 is underway.

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information:

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.3

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Description of Business, Development of Business pursuant to Acquisition of Pure Nickel Inc. and Report Date

The following Management’s Discussion and Analysis is prepared as of July 24, 2007 (the “Report Date”) and should be read in conjunction with the interim financial statements for the six months ended May 31, 2007 and the Company’s audited financial statements for the year ended November 30, 2006, both of which can be found on the Company’s website at www.purenickel.com or on SEDAR at www.sedar.com.

The Company was incorporated under the laws of the Company Act of British Columbia, Canada on April 29, 1987. On June 17, 1998, the Company was continued into the Yukon under Section 190 of the Yukon Business Corporations Act. The Company conducts its U.S. operations through its wholly-owned subsidiaries, Nevada Star Resource Corp. (U.S.), a Nevada corporation, and Nevada Star Resource Corp. (formerly M.A.N. Resources, Inc.), a Washington corporation, and Pure Nickel Holdings Corp., a Canadian corporation.

On March 27, 2007, the head office of the Company was changed to 95 Wellington Street West, Suite 900, Toronto, Ontario, M9J 5N7. On March 30, 2007, the Company (then known as Nevada Star resource Corp. [“Nevada Star”]) completed the acquisition of all of the shares of (old) Pure Nickel Inc. (“old PNi”), a private company incorporate May 18, 2006 for the purpose of creating a company to acquire one or more early stage nickel projects; to obtain additional funds to search for and acquire additional mineral projects; and to obtain required capital for general corporate expenses. As the transaction was deemed to be a Reverse Take Over (“RTO”), old Pure Nickel, the new subsidiary of Nevada Star, was deemed to be the acquirer and its financial statements are the basis of the continuing financial statements of Nevada Star, which simultaneously changed its name to Pure Nickel Inc. As a result, the comparative financial statements shown in the accompanying financial statements are those of old PNi. Readers wishing to see the more substantial comparative financial statements of Nevada Star for the comparative six months ended May 31, 2006 (or other periods) may do so at www.edgar.com (“EDGAR”).

At the same time as the RTO, the Company consolidated its common shares on a one for five (1:5) basis which continue to be traded on the Toronto Stock Exchange Venture Exchange (“TSX-V”) and in the United States on the Over the Counter Bulletin Board (“OTCBB”) market. The Company has now made application to have its shares listed on the Toronto Stock Exchange (“TSX”).

On March 30, 2007, the Company also completed the conversion of the brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000 into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at a price of CDN $1.20 for a term of 18 months. The agent received a cash commission of 7% of the gross proceeds from the offering and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of CDN $0.90 each for a period of 18 months.

The Company is a mineral exploration company with multiple advanced nickel sulphide projects in Canada and Alaska. It is a reporting issuer in Ontario, British Columbia and Alberta and its common shares trade on the TSX Venture Exchange under the symbol “NIC” and on the NASDAQ Over the Counter Bulletin Board Service under the symbol “PNCKF”.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Unless otherwise indicated herein, all dollar amounts are stated in Canadian dollars. This represents a change in accounting from previous filings wherein the amounts were in U.S. dollars and with respect to old PNi formerly in U.S. GAAP, recognizing the greater significance of its Canadian based operations (while not neglecting the significance of its continuing US operations [principally Alaska]) and its principal trading forum being Canadian.

In conjunction with the acquisition of Pure Nickel, the Board appointed four new Directors to the Company replacing six resigning Board members. The resigning Board members were: Donald Bosnick, John Mears, Rodney Blakestad, Michael Sharon, Richard Graeme and Edward Waale. The newly appointed Board members were: J. Jay Jaski, Steve Vaughan, Harry Blum, and David McPherson. Furthermore, Monty Moore and Robert Angrisano resigned as Chairman and President and CEO, respectively, and the Board appointed Dale Hull as Chief Operating Officer, Jay Richardson as Chief Financial Officer, and J. Jay Jaski as President and CEO. J. Jay Jaski was also elected Chairman of the Board.

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Old PNi projects

The Fond du Lac Project, Saskatchewan – At the time of the RTO, Pure Nickel could acquire up to an undivided 80% working interest in the Fond du Lac Nickel-Copper project (“Fond du Lac project”) from Red Dragon Resources Corp. (DRA: TSX-V) (“Red Dragon”). The Fond du Lac project lies directly north of the Athabasca Basin in the Fond-du-Lac region of Northern Saskatchewan, Canada. The Fond du Lac Project claim area consists of permits totaling approximately 95,000 acres of highly prospective ground. This area is characterized by a large number of nickel-copper sulphide occurrences and confirmed by ground geochemical work, an airborne geophysical survey and diamond drilling. The 2006 drilling program intersected mineralization in 7 of the 7 drill holes completed including one intersection of a half meter length grading 1.86% nickel. Pure Nickel has contracted for an additional 3,000 meters of drilling to be completed over May and June of 2007. Pure Nickel has commissioned a National Instrument 43-101 technical report on the property. Historical exploration established an inferred a mineral resource of 3.4 million tonnes at the Axis Lake horizon grading 0.66% nickel and 0.35% copper. Readers are cautioned that while this historical resource estimate is considered to be reliable and relevant and estimated under the high standards of the day, it does not comply with the modern guidelines of National Instrument 43-101.

During the second quarter, the Company entered into an agreement with Red Dragon for the acquisition of Red Dragon’s remaining interest in the project for the sum of $100,000 and 1,000,000 fully paid shares of the Company. This transaction was completed after the close of the second quarter as identified in Subsequent Events.

Fox River Project, Manitoba—Pure Nickel also has an agreement with Xstrata Nickel, a business unit of Falconbridge Limited. (“Falconbridge”) to earn a 50% interest in the Manitoba Fox River Project. The property lies in the Fox River Belt and covers over 1240 square kilometers of favorable stratigraphy located just southeast of Gillam, Manitoba and is flanked to the west by the famous Thompson Nickel Belt. The Fox River Belt is an extensive Paleoproterozoic volcanoes dimentary sequence lying on the northwest margin of the Archean Superior Province and it forms a segment of the Circum-Superior Belt containing nickel-rich magmatic rocks of a komatiitic affinity. In February of 2007, Pure Nickel announced the commencement of the first phase of its 2007 exploration program on the property which began with an extensive block-targeted, high resolution VTEM airborne electromagnetic survey of approximately 2600 line-km. These blocks were selected on the basis of previous drilling by Falconbridge, a lower-resolution airborne survey conducted in 1999 by Falconbridge and a recently acquired soil geochemical soil survey completed by Pure Nickel in late 2006. In March of 2007, Pure Nickel began the second phase of its current program by contracting Cyr Drilling International to carry out a helicopter-supported, diamond drilling program of 3,000 meters focused on the highly prospective conductors that were revealed by the VTEM and soil geochemistry surveys. This round of drilling was completed in June, 2007.

Nevada Star Property Summaries

Milford Copper Property, Utah

Stuart Havenstrite, CPG, a qualified person as defined by National Instrument 43-101, reviewed the technical information contained herein.

Property Description

The Milford Copper Property (referred to in the consolidated financial statements as the OK Copper Mine and the Beaver Lake Property) consists of 55 patented mining claims, 232 unpatented mining claims, five Utah state leases, and 93 acres of fee land, aggregating approximately 7,000 acres. The Milford Copper Property is owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director and officer of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate.

Exploration

The Company carried out extensive drilling on the claims in 1998 and commissioned a feasibility study that year. The results of the study were positive for the production of up to 54 million pounds of copper over a 5-year production life. However due to low copper prices at the time, the anticipated plant and production facilities were never constructed and the claims were not put into production.

2

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Milford Copper Property, Utah (continued)

Option Agreement

On November 26, 2003, WUCC exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can received a one-year extension by notifying the Company before that date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within twelve months. WUCC must also honor the Company's obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million.

WUCC’s Agreement with Palladon

On November 19, 2003, WUCC announced a joint partnership on the Milford Copper Property with Palladon Ventures Ltd. (“Palladon”), a mineral resource company whose common shares trade on the TSX Venture Exchange and the Frankfurt Exchange.

In 2004, Palladon conducted several rounds of drilling to confirm areas of mineralization included in the 1998 feasibility study and to expand on some of those areas (see Palladon’s press releases of May 4, 27 and 31, 2004; June 11, 2004; and October 25, 2004). Palladon also conducted geophysics inside and outside the 1998 study area to aid in further exploration in both cases (see Palladon’s press releases of August 19 and October 25, 2004). The objectives of the exploration inside the 1998 study area were to confirm and expand upon the previously-identified historic resource estimate and aid in the work now being performed to reflect current costs and conditions.

On September 14, 2005, Palladon filed a National Instrument 43-101 technical report updating the 1998 feasibility study. Table 1 on the following page is a summary of the Indicated Resources that were calculated in the 1998 study. Indicated Resources consist of those blocks within the mineralized boundaries that are sufficiently close to sampled drill holes for copper grade estimation. Blocks within the mineralized boundaries that are too far from data to be estimated are classified Inferred. Indicated material above a cutoff grade of 0.40% copper was used as the basis for reporting resources. The 0.40% copper cutoff was the approximate breakeven cutoff for the 1998 feasibility study, using a $1.05 per pound copper price. Copper is presently trading at approximately $3.70 per pound.

Cautionary Note to U.S. investors concerning estimates of “indicated resources”: This section uses the term “indicated resources”. We advise U.S. Investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OR ALL OF THE MINERAL DEPOSITS IN THIS CATEGORY WILL EVER BE CONVERTED INTO RESERVES.

Table 1 Indicated Resource

Deposit	Cutoff Cu%	Tons (000) in Zones	Cu%	Total Cu Pounds (000)
Hidden Treasure	0.40%	856	1.79%	30,663
	0.60%	828	1.84%	30,398
	1.00%	777	1.90%	29,500

Maria	0.40%	614	1.25%	15,397
	0.60%	569	1.31%	14,937
	1.00%	417	1.49%	12,404

Copper Ranch	0.40%	322	1.13%	7,313
	0.60%	293	1.20%	7,010
	1.00%	195	1.40%	5,461

OK Mine	0.40%	1,318	0.75%	19,770
	0.60%	724	0.97%	14,046
	1.00%	268	1.32%	7,075

Totals	0.40%	3,110	1.18%	73,141
	0.60%	2,413	1.38%	66,390
	1.00%	1,655	1.64%	54,440

3

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Milford Copper Property, Utah (continued)

On August 28, 2006, Palladon announced a restructuring of the Western Utah Copper Project. Under the restructuring, WUCC had the option to purchase Palladon's interest on or before January 4 2007. On January 9, 2007, Palladon announced that WUCC exercised its option to purchase Palladon's interest in the Western Utah Copper Project for $3 million in cash, and $10 million payable as a 1% Net Smelter Royalty from copper produced from current “reserve” properties, and a 2% Net Smelter Royalty from copper produced from newly discovered ore bodies.

To view the full details of Palladon’s press releases and Palladon’s National Instrument 43-101 technical report updating the 1998 feasibility, please see their website at www.palladonmining.com or view their SEDAR filings at www.sedar.com.

Future Plans

WUCC has provided notice to the Company that the Milford Copper Property is being readied for production and has undertaken the construction of a concentrator, a working onsite analytical laboratory and office building, and ongoing ore reserve drilling on the Milford Copper Property. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one-year extension.

MAN Alaska Project, Alaska

The Company’s Qualified Person on the MAN Alaska Project is Larry Hulbert.

Property Description

The Company’s principal property, the MAN Alaska Project, is primarily a sulphide nickel-copper-PGE property. The MAN Alaska Project property includes approximately 300 square miles of federal and state claims. Portions of the claims are located in the Fairbanks, Talkeetna and Chitina recording districts.

The Company acquired certain claims of the MAN Alaska Project pursuant to the acquisition of M.A.N. Resources, Inc. (“MAN”) in the year ended August 31, 2002. Other claims were acquired from FNX Mining Company Ltd. or staked by the Company.

Exploration

No exploration was completed by the Company in the first quarter of Fiscal 2007.

Future Plans

In May 2007 a VTEM B-Field airborne geophysical survey was conducted over the Alpha, Beta and East Rainy complexes of Pure Nickel's MAN Alaska project area. Surveys over the three blocks were conducted along flight lines 100 m apart for a total of 3,327 line kilometers. The survey has the capability to detect conductors at depths of 400 meters and any significant or material results are expected to be incorporated in the drilling program.

Three dimensional magnetic inversion modeling has been completed on the Alpha complex based on the extensive geophysical data. This study will be further refined when the more detailed, higher resolution VTEM survey is completed. This will help refine indicators of size, orientation, dip and depth of conductors revealed by the airborne surveys.

In June 2007, a follow-up soil geochemical survey was conducted on the Alpha complex. This soil survey will provide additional detail and definition from over 1000 new samples to extend the existing soil geochemical results accumulated from a 4000 sample program conducted during the 2002 to 2005 programs and will bring greater precision in targeting the 2007 drill program commenced in mid-July.

In conjunction with the soil geochemical survey, a bedrock geochemical analytical program will be conducted. Detailed GPS grids on the Alpha complex will be covered utilizing a portable XRF unit. The objective of this survey is to establish width and extent of several large areas known to contain disseminated Ni-Cu-PGE sulphides and will allow quantification and definition of this apparently large, previously unmeasured resource.

4

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Pure Nickel has contracted for some 4,000 meters of drilling which was begun in mid-July. The drilling will be concentrated on the Alpha complex, which contains the largest intrusion on the claim blocks. Past drilling has revealed grades as high as 3.22% Ni and O.38% Cu. Massive sulphide grab samples grading 6.7% Ni have been recovered in this complex.

Salt Chuck Property, Alaska

The Company’s Qualified Person on the Salt Chuck Property is Curt Freeman, CPG, of Avalon Development Corporation.

Property Description

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The area is underlain by a mafic-ultramafic complex which hosts palladium bearing copper sulfide mineralization. Prince of Wales Island can be accessed by ferry service from Ketchikan to Hollis. Direct access to the property is by well maintained U.S. Forest Service roads. The Salt Chuck Property, acquired as part of the acquisition of MAN, is currently at the exploration stage.

During the second quarter, the Company staked 112 federal lode mining claims adjacent to its existing 31 Salt Chuck mining claims. The newly staked federal lode mining claims combined with the Company’s existing claims will cover approximately 2200 acres of contiguous prospective ground including the historic past producing Salt Chuck mine.

Exploration

A recent airborne geophysical survey released by the State of Alaska indicates that the Salt Chuck property covers prospective ground within the mafic-ultramafic complex as indicated by this recent survey and extends along the eastern boundary of the complex. Directly west-northwest of the property lies the historic Salt Chuck mine. The Salt Chuck mine was active between 1919 and 1941 and had reported production of 300,000 tons of copper sulfide ore grading 0.95% Copper, 2.0 g/t Palladium, 1.1 g/t Gold, and 5.7 g/t Silver.

Xstrata Properties Acquisition

During the second quarter, the Company was announced to be the successful candidate pursuant to an open bidding process involving at least a dozen contenders, to acquire the entire Canadian exploration property portfolio of Xstrata. The purchase price is $15, 250,000 and 4,000,000 common share purchase warrants entitling Xstrata to acquire common shares of the Company at a price of $2.00 per share for a period of three years following closing of the transaction, which took place July xx, 2007 (see Subsequent Events). The Company will grant Net Smelter Return royalties (“NSR’s”) of 2% to Xstrata on all of the properties acquired and the Company will have certain buy back rights on a portion of the NSR’s. In addition, the Company has committed to grant to Xstrata the right to back in to a joint venture with the Company for the mining of one deposit of at least 15,000,000 tons, by paying the Company twice the amount of its exploration expenditure to that stage. $2,500,000 of the purchase price has been paid during the second quarter.

Future Plans

The Company plans to develop an exploration program for its Salt Chuck property.

Period from incorporation to September 30, 2006

During this period the Corporation was incorporated, and entered into agreements with Red Dragon Resources Corp. (“Red Dragon”) and Xstrata Plc. (then known as Falconbridge Limited)(“Falconbridge”) with respect to the acquisition of certain rights more fully described below. Subsequently, exploration programs have begun on both projects.

The Corporation has raised funds for operations through sales of Common shares by way of private placement. Management believes that, in conjunction with the proceeds of the sales which have taken place since the end of the period under review, the necessary funds are available to the Corporation to fulfill its payment and other obligations under the Red Dragon and Falconbridge agreements through to the end of 2006.

The Corporation had cash balances of $1,451,739 and working capital of approximately $560,000 as at September 30, 2006. There was a loss for the period from incorporation to September 30, 2006 of $1,285,911. The Corporation is reporting in its financial statements according to Generally Accepted Accounting Principles in the United States (“US GAAP”). The principal difference between US GAAP and the corresponding GAAP in Canada is that Canadian GAAP

5

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

permits the capitalization of the great bulk of the exploration and development expenditures on mineral properties which are required to be expensed under US GAAP. If Canadian GAAP were employed in the financial statements of the Corporation, the loss for the period would have been very significantly reduced and the cash consumed by operating activities correspondingly reduced. The cash used in investing activities would have increased correspondingly.

Results of six months’ Operations

The Company experienced a net loss of $3,310,766 or $0.088 per share for the two quarters ended May 31, 2007 compared to a net loss of nil or nil per share for the comparative period ended May 31, 2006 which covered only the period from incorporation May 18, 2006 for old PNi. As a result, the comparative results are not really comparable and, again, readers may prefer to compare with the results for the comparable period in 2006 of Nevada Star, available on EDGAR.

General and administrative (“G&A”) expenses for the six months ended May 31, 2007 were $2,905,853 as against nil in the comparative period. The magnitude of the loss and the G&A expenses which substantially created it are primarily attributable to compensation costs attributed from option grants to Officers, Directors and consultants of the Company pursuant to the Company’s Stock Option Plan which are valued for notional (not cash) costs pursuant to the Black Scholes pricing model. Readers should be cautioned as to the very significant extent by which the Black Scholes model and, hence, these recorded costs are driven by “expected volatility”, a rather subjective measure especially in the formative days of an exploration company experiencing significant transactions as the Company is.

Interest income increased to $12,947 for the six months ended May 31, 2007 compared to nil for the comparative period.

15,817,60

Cash decreased by $1,281,953 as a result of operating activities and investing activities which used cash of $15,817,603.

Financing activities provided cash of $21,682,600. Again, these were all nil for the comparative period.

Summary of Quarterly Results

Results for the five most recent quarters (the entire period since incorporation) ending with the three months ending on May 31, 2007 are as follows:

	Feb. 28, 2007 Q1 2007 $	Nov. 30, 2006 Next 3 months $	August 31, 2006 Next 3 months $	May 31, 2006 Period from Incorporation $
Revenues	Nil	Nil	Nil	Nil
G & A Expense	150,310	38,527	Nil	Nil
Net Earnings (Loss)	(148,022)	38,527	Nil	Nil
Net Earnings (Loss) Per Share (2)	(.036)		Nil	Nil

				May 31, 2007 Q2 2007 $
Revenues				Nil
G & A Expense				(2,755,543)
Net Earnings (Loss)				(3,105,926)
Net Earnings (Loss) Per Share (2)				(.088)

Note: Fully diluted loss per share has not been presented as it is anti-dilutive.

Contributing to the net earnings in the fourth quarter of Fiscal 2006 was a gain of $3,274,828 on the sale of the Company’s sliding-scale net smelter return royalty on the Gold Hill Property, Utah. General and administrative expenses are also significantly affected by stock-based compensation, most notably in the transition period ended November 30, 2005, Q4 2005 and Q3 2005 when stock based compensation of $52,486, $69,923 and $127,805 were recorded, respectively.

6

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Key Economic Trends

The financial performance of the Corporation will be directly affected by the exploration activities to be conducted on the Company’s many projects in conjunction with their possible development for commercial production of nickel and/or other valuable minerals. Should the results of such exploration activities warrant bringing either or both of the projects into commercial production, substantial additional funds would be required to do so. Until such time as commercial production is achieved (and there can be no assurance it will be), the Corporation will continue to incur administrative costs and exploration expenditures that are either deferred or expensed, depending upon the nature of those expenditures, resulting in continuing operating losses and cash requirements. In the future, should the development of the Corporation’s mineral projects occur, the financial performance of the Corporation will become more closely linked to the prices obtained for the nickel produced by the Corporation. Management is of the view that the current price of nickel may not be sustainable at today’s levels, however the long-term forecast price is sufficiently attractive to justify the Corporation’s focus on nickel projects. Demand for nickel and base metals is expected to remain strong for the foreseeable future, primarily due to demand from China, India and other developing areas. While this will encourage increased mine production, the overall growth in supply is not expected to keep pace with demand growth in the near future, particularly if supply problems continue to plague the industry.

The Corporation reports its financial results in Canadian dollars. The Corporation’s revenues, if any, will be primarily, if not completely, earned in U.S. dollars, and its costs are primarily in Canadian dollars. The Canadian dollar appreciated relative to the U.S. dollar during 2004 and 2005, and has been reasonably stable relative to the U.S. dollar during 2006. The main effect of the erosion in value of the US dollar as against the Canadian dollar and other international currencies is to reduce the incremental price of metals expressed in Canadian dollars as against their typical expression in US dollars. The Company takes this and anticipated trends in metal prices and foreign exchange rates into consideration when evaluating its business, prospects and projects and expenditures thereon.

The exploration and development of the Corporation’s mineral projects will require substantial additional capital. Failure to obtain sufficient capital would result in the delay or indefinite postponement of exploration, development or production on any or all of such projects, and may even cause a loss of participating project interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to the Corporation. At the time of writing, the Company has sufficient resources to complete all of its commitments pursuant to property agreements and all of its anticipated exploration programs for at least the next eighteen months.

Liquidity

Presently, none of the Company’s property interests generates revenue. The Company’s capital needs have historically been met by the issuance of securities (either through private placements, the exercise of stock options, shares for services, property or other assets) or shareholder loans. Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

The Company had cash of $6,359,917 at May 31, 2007 (having already paid $2,500,000 towards the completion of the Xstrata Properties Acquisition Agreement compared to $1,514,560 at November 30, 2006. Current liabilities at May 31, 2007 consisted of accounts payable, accrued liabilities and income taxes payable totaling $554,095 compared to $100,000 at November 30, 2006.

On March 15, 2007, the Company completed a brokered private placement of 10,000,000 subscription receipts (the “Subscription Receipts”) at a price of CDN $0.90 per Subscription Receipt for gross proceeds of CDN $9,000,000. Upon completion of the Amalgamation with Pure Nickel Inc., the Subscription Receipts were automatically converted into units comprised of one post-consolidation common share of the Company and one-half of one post-consolidation common share purchase warrant. Each whole warrant is exercisable into a common share at price of CDN $1.20 for a term of 18 months. The Agent received a cash commission of 7% of the gross proceeds from the offering and agent’s compensation and advisory warrants equal to 5% of the gross number of securities sold in the offering. Each agent’s warrant and advisory warrant is exercisable into one post-consolidation common share at a price of CDN $0.90 each for a period of 18 months.

7

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Subsequent to the end of the second quarter, the Company completed the $27,500,000 financing discussed below under “Capital Resources”.

Stock Option Plan

During the second quarter, the Company granted 2,950,000 stock options to directors, officers and service providers at prices of CDN $0.90 to $1.55 per share for three-year periods. It also amended its Stock Option Plan by increasing the number of shares reserved for issuance from 1,400,000 to 4,300,000 shares (post consolidation). The amendment has received regulatory and shareholder approval.

Capital Resources

As discussed in Subsequent Events, the Company completed subsequent to the end of the second quarter a financing of $27,500,000 by way of sale at $1.25 each of 22,000,000 units comprised of one common share and one half of one common share purchase warrant, each whole warrant being exercisable for a period of 18 months into a further share of the Company by payment of $1.75 per share. Management believes that the working capital on hand at May 31, 2007 and the proceeds from this private placement will be sufficient to cover general and administrative expenses and property holdings and exploration costs for the next fiscal year and beyond, particularly in the light of warrants outstanding whose exercise is expected to become attractive as the Company’s exploration programs develop more information about the various projects.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

During the first six months ended May 31, 2007, the Company paid fees or salaries of $126,812 (2006: $20,000) to senior officers of the Company.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on the Company’s financial condition, results of operations and cash flows. At any time, however, the Company may have under consideration potential transactions in such categories as part of its continuous review of its business activities and opportunities. This is now perhaps much more significantly so in view of the extensive exploration project portfolio under the control of the company as a result of the RTO and more so as a result of the Xstrata Properties Acquisition. Joint venture and earn in opportunities will frequently be presented to the Company and will be disclosed in timely fashion to the extent they are consummated and are material.

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims and leases. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

8

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Financial Instruments and Other Instruments

The carrying value of cash, other receivables and accounts payable approximate their fair value because of the short maturity of these financial instruments. The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities. The Company incurs a portion of exploration costs and expenses in United States (“US”) dollars and translates all US dollar transactions into Canadian currency using rates prevailing at the time of the exchange which may vary from time to time. The foreign currency risk is minimal as US dollar transactions have been and continue to be covered by US dollar balances in the Company’s bank accounts.

Dividend Policy

The Corporation has neither declared nor paid any dividends on its Common Shares. The Corporation intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. The payment of dividends in the future will depend on the earnings and financial condition of the Corporation and such other factors as the board of directors of the Corporation may consider appropriate.

Changes in Accounting Policies

The Company’s change to reporting in Canadian dollars (and with respect to old PNi, the change from US to Canadian GAAP) have been referred to above. The principal effect of these changes is to reinstate as a capitalized amount going forward the amount of exploration expense incurred by old PNi which had been written off under US GAAP.

On January 27, 2005, the CICA issued Section 3855 of the Handbook entitled Financial Instruments – Recognition and Measurement. It expands Handbook Section 3860, Financial Instruments – Disclosure and Presentation by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. All financial instruments will be required to be classified into various categories. Held to maturity investments and loans and receivables are measured at amortized cost with amortization of premium or discounts and losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. All available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet and losses due to impairment included in net income. All other financial liabilities are to be carried at amortized cost. This new Handbook Section will bring Canadian GAAP more in line with US GAAP. The mandatory effective date was for fiscal years beginning on or after October 1, 2006.

At present, the Company’s most significant financial instruments are cash, other receivables and accounts payable. The adoption of this section is not expected to have a material effect on the Company's future reported financial position or results of operations.

New Handbook Section 3865, Hedges, provides alternative treatments to Handbook Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. The effective date for this section is for fiscal years beginning on or after October 1, 2006. The Company does not currently have any hedging relationships.

New Handbook Section 1530, Comprehensive Income, introduces a requirement to temporarily present certain gains and losses outside of income. Section 1530 defines comprehensive income as a change in value of net assets that is not due to owner activities. Assets that are classified as available for sale will have revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. The effective date for this section was for fiscal years beginning on or after October 1, 2006. The adoption of this section has not had a material effect on the Company's reported financial position or results of operations.

9

Pure Nickel Inc. (the “Company”) (formerly Nevada Star Resource Corp.)

Form 51-102F1 – Management’s Discussion & Analysis

Three months ended May 31, 2007

Unaudited – Prepared by Management

Disclosure Controls and Procedures

Disclosure controls and procedures include the Company’s controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings and other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified by securities laws and regulations and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to the Company’s management, including its President and Chief Executive Officer, to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Canadian Securities Administrators’ (CSA) Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, requires management to include for the first time in their 2006 certificates statements about the design of internal control over financial reporting and related MD&A disclosures. In September 2006, the Risk Management and Governance Board of the Canadian Institute of Chartered Accountants (CICA) published two documents, Internal Control 2006: The Next Wave of Certification, Guidance for Management and Internal Control 2006: The Next Wave of Certification, Guidance for Directors. Although guidance in both publications has been developed for TSX and TSX Venture issuers, the CICA recognizes that small capitalization and venture issuers face special circumstances and control challenges.

The internal control over financial reporting certification disclosures did not indicate any deficiencies. Internal control over financial reporting does not include the external audit function.

Disclosure of Outstanding Share Data as of the Report Date

Issued common shares	44,765,560
Stock options	2,950,000
Share purchase warrants	5,000,000
Agent’s compensation and advisory warrants	500,000

Subsequent Events

Subsequent to the completion of the second quarter, the Company:

i.	completed the $27,500,000 financing referred to above, and

ii.	completed the Xstrata Properties Acquisition Agreement referred to above.

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include: the potential for the Company’s projects; the expectations related to increasing the size of the reported Indicated Resource on the Milford Copper Property and WUCC’s plans to be in production in 2007;and many statements regarding the Company’s exploration and other plans for its properties. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Additional Information

Additional information relating to the Company is available on the Company’s website at www.purenickel.com or on SEDAR at www.sedar.com.

10

Exhibit 99.4

Form 52-109F2 Certification of Interim Filings

I, James Richardson of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending May 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: July 26, 2007

/s/ James Richardson
James Richardson
Chief Financial Officer

Exhibit 99.5

Form 52-109F2 Certification of Interim Filings

I, J. Jay Jaski of Pure Nickel Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pure Nickel Inc., (the “Issuer”) for the interim period ending May 31, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4.	The Issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer’s GAAP; and

5.	I have caused the Issuer to disclose in the interim MD&A any change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.

Date: July 26, 2007

/s/ J. Jay Jaski
J. Jay Jaski
Chairman and CEO

Exhibit 99.6

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

MAY 31, 2007

(Unaudited)

NO AUDITOR REVIEW

The Company’s independent auditors have not performed a review of these interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

	May 31, 2007	(Note 2) November 30, 2006
Assets
Current assets:
Cash and cash equivalents	$6,359,917	$1,514,560
Receivables	195,146	114,811
Prepaid expenses and other assets	209,207	125,000

	6,764,270	1,754,371
Property and equipment (Note 5)	27,240	—
Mineral properties (Notes 2 and 6)	17,008,259	1,190,656

	$23,799,769	$2,945,027

Liabilities
Current liabilities:
Accounts payable and accrued liabilities	$438,805	$100,000
Income taxes payable	115,290	—

	554,095	100,000

Shareholders’ Equity
Share capital (Note 7)	24,359,136	2,901,845
Contributed surplus (Note 8)	2,197,304	—
Deficit	(3,310,766)	(56,818)

	23,245,674	2,845,027

	$23,799,769	$2,945,027

Nature and continuance of operations (Note 1)

Commitments (Note 12)

Subsequent events (Note 13)

The accompanying notes are an integral part of these interim consolidated financial statements

Approved on behalf of the board of directors:

/s/ “Harry Blum”	/s/ “J Jay Jaski”
Harry Blum, Director	J Jay Jaski, Director

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited)

	Three Months Ended May 31, 2007	(Note 2) Period from May 18, 2006 to May 31, 2006	Six Months Ended May 31, 2007	(Note 2) Period from May 18, 2006 to May 31, 2006
Revenues	$—	$—	$—	$—

Expenses:
Transfer agent and filing fees	188,481	—	188,481	—
Professional fees	187,516	—	209,348	—
Consulting (Note 9)	364,321	—	428,980	—
Promotion, advertising and investor relations	48,671	—	68,987	—
Wages and benefits (Note 9)	1,820,412	—	1,820,412	—
Office and miscellaneous	70,721	—	96,481	—
Travel and entertainment	64,596	—	82,296	—
Interest and bank charges	10,825	—	10,868	—

	2,755,543	—	2,905,853	—

Loss before other income (expenses)	(2,755,543)	—	(2,905,853)	—

Other income (expenses):
Interest income	10,659	—	12,947	—
Foreign exchange loss	(361,042)	—	(361,042)	—

	(350,383)	—	(348,095)	—

Net loss for the period	(3,105,926)	—	(3,253,948)	—
Deficit, beginning of period	(204,840)	—	(56,818)	—

Deficit, end of period	$(3,310,766)	$—	$(3,310,766)	$—

Loss per share - basic and diluted	$(0.088)	$—	$(0.124)	$—

Weighted average number of shares	35,464,993	16,853,857	26,164,110	16,853,857

The accompanying notes are an integral part of these interim consolidated financial statements

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended May 31 2007	(Note 2) Period from May 18, 2006 to May 31, 2006	Six Months Ended May 31 2007	(Note 2) Period from May 18, 2006 to May 31, 2006
Operating activities:
Net loss for the period	$(3,105,926)	$—	$(3,253,948)	$—
Items not affecting cash:
Amortization	47,854	—	47,854	—
Stock-based compensation	1,971,995	—	1,971,995	—

	(1,086,077)	—	(1,234,099)	—
Changes in non-cash working capital items:
Receivables	(136,348)	—	(80,335)	—
Prepaid expenses and other assets	5,793	—	(84,207)	—
Accounts receivable	—	—	—	—
Income taxes	115,290	—	115,290	—
Accounts payable and accrued liabilities	338,805	—	338,805	—

Total cash flows (used in) provided by operating activities	(762,537)	—	(944,546)	—

Investing activities:
Capitalized mineral property expenditures	(2,151,562)	—	(2,505,003)	—
Acquisition of property and equipment	(75,094)	—	(75,094)	—

Total cash flows used in investing activities	(2,226,656)	—	(2,580,097)	—

Financing activities:
Shares issued for cash, net of cash share issue costs	8,370,000	1	8,370,000	1

Total cash flows (used in) provided by financing activities	8,370,000	—	8,370,000	—

Increase in cash and cash equivalents during the period	5,380,807	—	4,845,357	—
Cash and cash equivalents, beginning of period	979,110	—	1,514,560	—

Cash and cash equivalents, end of period	$6,359,917	$—	$6,359,917	$—

Cash and cash equivalents consists of:
Cash	$589,369	$—	$589,369	$—
Term deposits	5,770,548	—	5,770,548	—

	$6,359,917	$—	$6,359,917	$—

The accompanying notes are an integral part of these interim consolidated financial statements

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

	Three Months Ended May 31, 2007	(Note 2) Period from May 18, 2006 to May 31, 2006	Six Months Ended May 31, 2007	(Note 2) Period from May 18, 2006 to May 31, 2006
Net loss for the period, being comprehensive loss for the period	(3,105,926)	—	(3,253,948)	—

The accompanying notes are an integral part of these interim consolidated financial statements

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Pure Nickel Inc., formerly Nevada Star Resources Corp., (the “Company”) was incorporated under the laws of British Columbia, Canada and continued in the Yukon Territory of Canada in 1998. The Company’s principal business activities include the acquisition and exploration of mineral properties located in Canada and the United States. The Company is in the exploration stage and has not yet determined whether any of these properties contains ore reserves that are economically recoverable.

The continuance of the Company’s operations is dependent on obtaining sufficient additional financing in order to realize the recoverability of the Company’s investments in mineral properties, which is dependent upon the existence of economically recoverable reserves and market prices for the underlying minerals.

2.	REVERSE TAKEOVER TRANSACTION

On March 30, 2007, Nevada Star Resources Corp. (“Nevada Star”) acquired the issued and outstanding common shares of Pure Nickel Inc. (“old Pure Nickel”) by issuing 89,508,515 common shares of Nevada Star to the shareholders of old Pure Nickel in a reverse takeover transaction. The transaction has been accounted for using guidance relevant to reverse takeover transactions including EIC-10, “Reverse Takeover Accounting”, CICA 1581, “Business Combinations” and EIC-124, “Definition of a Business”. Under this guidance, for accounting purposes the legal parent company (Nevada Star) in the reverse takeover transaction is deemed to be a continuation of the legal subsidiary (old Pure Nickel) which is regarded as being the acquirer. Accordingly, the interim consolidated financial statements reflect the significant accounting policies of old Pure Nickel and are expressed in Canadian dollars, the reporting currency of old Pure Nickel. Comparative information presented for prior periods is required to be that of old Pure Nickel. Upon the completion of the transaction, old Pure Nickel was amalgamated with a subsidiary of Nevada Star and Nevada Star changed its name to Pure Nickel Inc. (“Pure Nickel”).

During the period Pure Nickel adopted Canadian generally accepted accounting principles (“Canadian GAAP”) and as a result was required to restate its prior period figures that were reported in accordance with United States generally accepted accounting principles (“US GAAP”). Management of the Company believes the change in generally accepted accounting principles is reflective of the Company’s current future and current operations and its competitiveness in the industry it operates in. The most significant difference relates to the capitalization of exploration costs of the Company’s mineral properties. Under US GAAP, acquisition costs are capitalized but exploration costs are not considered to have the characteristics of property, plant and equipment and, accordingly, are expensed prior to the Company determining that proven or probable mineral reserves exist, after which time all such costs are capitalized. Under Canadian GAAP, it is permissible to capitalize acquisition costs and exploration expenditures prior to the determination that proven or probable mineral reserves exist. The restatement resulted in an increase to mineral properties of $1,190,656 and a corresponding decrease to deficit for the period ended November 30, 2006. The change in loss had a nominal effect on the loss per share figures and has not been restated.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles using standards for interim financial statements and do not contain all of the information required for annual financial statements. They are expressed in Canadian dollars and include the accounts of Pure Nickel from the date of its incorporation on May 18, 2006 and the accounts of Nevada Star and its wholly-owned subsidiaries from March 30, 2007, the date of the reverse takeover transaction. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Significant areas requiring the use of estimates relate to the recoverability or valuation of receivables and mineral properties, the utilization of future income tax assets, the valuation of asset retirement obligations and stock-based compensation. Actual results may ultimately differ from those estimates.

(c)	Cash Equivalents

The Company considers all highly liquid investments with a term to maturity of three months or less on the date of purchase to be cash equivalents.

(d)	Property and Equipment

Property and equipment is initially recorded at cost. Amortization is subsequently provided for based on the estimated useful lives of the assets using the declining balance basis at the following annual rates:

Mining Equipment	30%
Office Equipment	30%
Computer Hardware and Software	30%

(e)	Mineral Properties

Mineral property acquisition, exploration and development costs are capitalized in accordance with the guidance provided by CICA 3061, “Property, Plant and Equipment” and EIC-126, “Accounting by Mining Enterprises for Exploration Costs”. Payments received for options granted to third parties to purchase the Company’s mineral properties are credited against the capitalized costs of the related mineral property when received. Capitalized mineral property costs will be amortized upon the commencement of commercial production using the unit of production basis.

(f)	Long-lived Assets

The recoverability of long-lived assets, which includes equipment and mineral properties, is assessed when an event occurs indicating impairment. Recoverability is based on factors such as future asset utilization and the future undiscounted cash flows expected to result from the use or sale of the related assets. An impairment loss is recognized in the period when it is determined that the carrying amount of the asset will not be recoverable. At that time the carrying amount is written down to fair value.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Translation of Foreign Currencies

Transactions in foreign currencies are translated into the currency of measurement at the exchange rates in effect on the transaction date. Monetary balance sheet items expressed in foreign currencies are translated into Canadian dollars at the exchange rates in effect at the balance sheet date. The resulting exchange gains and losses are recognized in income.

(h)	Translation of Foreign Currencies (continued)

The Company’s integrated foreign subsidiaries are financially or operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated operations into Canadian dollars. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at their historic rates. Revenues and expenses are translated at average rates for the period, except for amortization, which is translated on the same basis as the related asset. The resulting exchange gains or losses are recognized in income.

(i)	Basic earnings/loss per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding using the treasury stock method, to reflect the potential dilution of securities that could result from the exercise of “in the money” stock options, warrants and agent warrants.

(j)	The Company has a plan for granting stock options to management, directors, employees and consultants. The Company recognizes compensation expense for this plan under the fair value based method in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Under this method, the fair value of each option grant is estimated on the date of the grant and amortized over the vesting period, with the resulting amortization credited to contributed surplus. The Company estimates the fair value of each grant using the Black-Scholes option-pricing model. Consideration paid by employees on the exercise of stock options is recorded as share capital.

Asset Retirement Obligations

(k)	The Company recognizes liabilities for statutory, contractual or legal obligations associated with the reclamation of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of-production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation. As at May 31, 2007, the Company has not incurred any asset retirement obligations related to the exploration of its mineral properties.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

(l)	The Company follows the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on temporary differences between the accounting and tax bases of existing assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any future tax asset if it is not more likely than not that the asset will be realized.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

(a)	Accounting Changes

Effective December 1, 2006, the Company adopted the revised CICA 1506 “Accounting Changes”, which requires that: (i) a voluntary change in accounting principles can be made if, and only if, the changes result in more reliable and relevant information, (ii) changes in accounting policies are accompanied with disclosures of prior period amounts and justification for the change, and (iii) for changes in estimates, the nature and amount of the change should be disclosed. The Company has not made any voluntary change in accounting principles since the adoption of the revised standard except as disclosed in Note 2.

(b)	Financial Instruments

Effective December 1, 2006, the Company adopted the three new accounting standards and related amendments to other standards on financial instruments issued by the CICA. Prior periods have not been restated.

(i)	CICA 3855, “Financial Instruments – Recognition and Measurement”

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented. Effective December 1, 2006, the Company’s cash equivalents have been classified as available-for-sale and are recorded at fair value on the balance sheet. Fair values are determined directly by reference to published price quotations in an active market. Changes in the fair value of these instruments are reflected in other comprehensive income and included in shareholders’ equity on the balance sheet. All other financial instruments will be recorded at cost or amortized cost, subject to impairment reviews. The criteria for assessing an other than temporary impairment remain unchanged. Transaction costs incurred to acquire financial instruments are included in the underlying balance. Regular-way purchases and sales of financial assets are accounted for on the trade date.

(ii)	CICA 3865, “Hedges”

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG–13 “Hedging Relationships” and CICA 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at December 1, 2006.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

4.	ADOPTION OF NEW ACCOUNTING STANDARDS (continued)

(b)	Financial Instruments (continued)

(iii)	CICA 1530, “Comprehensive Income”

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes holding gains and losses on available for sale investments, gains and losses on certain derivative instruments and foreign currency gains and losses relating to self-sustaining foreign operations, all of which are not included in the calculation of net earnings until realized. This statement has been included in the interim consolidated financial statements commencing with this period.

5.	PROPERTY AND EQUIPMENT

May 31, 2007	Cost	Accumulated Amortization	Net Book Value
Mining equipment	$28,080	$20,885	$7,195
Office equipment	22,980	15,496	7,484
Computer hardware and software	24,034	11,473	12,561

	$75,094	$47,854	$27,240

November 30, 2006	Cost	Accumulated Amortization	Net Book Value
Mining equipment	$—	$—	$—
Office equipment	—	—	—
Computer hardware and software	—	—	—

	$—	$—	$—

6.	MINERAL PROPERTIES

Six Months Ended May 31, 2007	Balance, Beginning of Period	Expenditures Capitalized During the Period	Balance, End of Period
OK Copper Mine and Beaver Lake (a)	$—	$4,470,436	$4,470,436
MAN Project (b)	—	6,686,798	6,686,798
Salt Chuck (c)	—	9,691	9,691
Fond du Lac (d)	—	825,818	825,818
Fox River (e)	1,190,656	1,323,826	2,514,482
Xstrata (f)	—	2,501,034	2,501,034

	$1,190,656	$15,817,603	$17,008,259

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

6.	MINERAL PROPERTIES (continued)

(a)	OK Copper Mine and Beaver Lake, Utah, United States

The OK Copper Mine and Beaver Lake properties in Utah are owned 100% by the Company, subject to a 12% Net Profits Interest on copper production from certain claims (held by a group of private investors which includes a current director of the Company) and a 2% net smelter return royalty on certain claims (held by the property vendor) which will not exceed $3 million in the aggregate. On November 26, 2003, Western Utah Copper Company (“WUCC”) exercised its option to acquire 100% of the mining claims located in Beaver County, Utah for royalty payments of up to $10 million. Under the option agreement, WUCC has three years to put the property into production or WUCC can receive a one year extension by notifying the Company before the date that the property is being readied for production by the commencement of actual mine and/or plant development expenditures according to a schedule leading to production within 12 months. WUCC must also honour the Company’s obligations to leaseholders. The Company will receive 1% of net proceeds from the first 10 million pounds of copper produced, 1.5% of net proceeds on all copper produced thereafter and 2% of net smelter proceeds on all other minerals produced. Total royalties are capped at $10 million. WUCC has provided notice to the Company that the property is being readied for production and has undertaken the construction of a concentrator, a working on-site analytical laboratory and office building and ongoing ore reserve drilling. In addition, WUCC has provided the Company with a construction schedule that will lead to production within the one year extension.

(b)	MAN Project, Alaska, United States

The 280 square mile MAN Alaska Project is comprised of the Ni Cu PGE Eureka Creek and Tangle Lakes Project, the Canwell Glacier property and additional claims staked by the Company. The Ni Cu PGE Eureka Creek and Tangle Lakes Project was acquired pursuant to the acquisition of M.A.N. Resources Inc. (“MAN”). During the year ended August 31, 2004, the Company formalized an Exploration, Development, and Mine Operating Agreement with Anglo American Exploration (USA), Inc. (Anglo USA) on a portion of the MAN property in Alaska. The MAN property is divided into three separate areas. Under the terms of the agreement, Anglo USA could earn a 51 percent interest in area 1, the Dunite Hill/Lake Fish area, by spending a total of $12 million by December 31, 2008. Anglo USA had the right to increase their interest by an additional 9 percent by completing a pre feasibility study, an additional 10 percent by completing a feasibility study, and an additional 5 percent by arranging construction financing for both Anglo USA and the Company. Anglo USA spent a total of $2,812,986 on the project. During the year ended November 30, 2006, Anglo USA terminated this agreement. During the year ended August 31, 2003, the Company entered into an agreement to acquire a 100% interest in the Canwell Glacier Property by issuing 150,000 common shares (issued) to FNX Mining Company Limited (formerly Fort Knox Gold Resources Inc.) upon regulatory approval plus an additional 150,000 common shares in equal annual instalments over three years (150,000 common shares issued). The Company also issued FNX 300,000 warrants with a three year term, exercisable at Cdn $0.32 in year one, Cdn $0.37 in year two and Cdn $0.42 in year three, valued at Cdn $53,430 and included in the property cost. During the year ended November 30, 2006, these warrants expired unexercised.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

6.	MINERAL PROPERTIES (continued)

(c)	Salt Chuck

The Salt Chuck property consists of 31 unpatented federal mining claims covering approximately 620 acres of prospective ground near the historic Salt Chuck mine on Prince of Wales Island, Alaska. The Salt Chuck property was acquired as part of the acquisition of MAN and augmented by subsequent additional staking.

(d)	Fond du Lac (formerly known as Axis Lake Project)

The Company acquired an interest in the Fond du Lac Project through an earn in agreement with Red Dragon Resource Corp. (“Red Dragon”) which has been converted subsequent to the quarter end to 100% ownership of the project (see Note 14 Subsequent Events).The Property is located in northern Saskatchewan and comprises eight contiguous claims covering 95,000 acres (38,500 hectares). Named for the Fond Du Lac lake and river which lies across the extent of its southern border, the Fond Du Lac Property is located on the northern edge of the Athabasca Basin and encompasses the entirety of Axis Lake (north-central area) and is situated only 20 km NW of Stony Rapids. Comprehensive surveying has included to date: airborne geophysics, UTEM electromagnetic ground survey and geochemical soil survey. The combined results of this work indicate that the Axis Lake zone, the Rae Lake zone and the Currie Lake zone all warrant further exploration and drilling. Historical work on the Axis Lake portion of the Fond du Lac Property led to an historical resource estimate of 3,400,000 tons of 0.66% Ni and 0.35% Cu which is a non-compliant NI 43-101 resource. In Summer 2006, Pure Nickel conducted a diamond drilling program to identify additional mineralization down dip and along strike of known mineralization in the East and West Zones of Axis Lake and to test anomalous geophysical/geochemical results in the Rae Zone east of Rae Lake. A total of 2,258 metres of a proposed 4,000 metre drill program were completed. Seven diamond drill holes were completed before a forest fire caused suspension of drilling activities for 2006. Activities in 2007 (drilling and down hole geophysics) will proceed to complete the 2006’s program (West and Rae Lake zones), modified somewhat to account for the significant new findings concluded from the multidisciplinary analysis of the 2006 program’s results and new data from the Rae Lake zone.

(e)	Fox River Project

Pursuant to the June 12, 2006 agreement with Falconbridge Inc., the Company is earning a 50% interest in the Fox River Project. The Project is in north eastern Manitoba and covers more than 136,000 ha (336,000 acres) of highly prospective ground. It lies on a 100+ km stretch of similar paleo-tectonic structure to that of the Thomson and Raglan nickel deposits, forming part of the Circum-Superior Boundary of the Canadian Shield. The Fox River Property is accessible in January and February via a winter road that runs between the communities of Gillam and Shamattawa about 30 km to the north. In the remainder of the year, the property is generally accessible by air with excellent mining and milling infrastructure and facilities present nearby at Thompson about 250 km to the west. The 2007 exploration program comprised: the construction and operation of a camp on-site under contract with Aurora Geosciences Ltd., a B-Field VTEM airborne electromagnetic survey by Geotech Airborne Ltd. and 3,506 meters of diamond drilling under contract with Cyr Drilling International Ltd.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

6.	MINERAL PROPERTIES (continued)

(f)	Xstrata

On My 15, 2007, the Company entered into an agreement with Xstrata Nickel, a division of Falconbridge Inc. (“Xstrata”) for the acquisition from them of their portfolio of Canadian exploration properties (“the Xstrata Properties Purchase Agreement”). While the acquisition did not complete until after the close of the quarter (see Subsequent Events note 11), $2,500,000 had been paid by way of deposit towards the completion of the acquisition prior to the end of the quarter and $1,034 had been expended on the William Lake property, one of the ten properties so acquired. $12,750,000 was scheduled to be paid on July 30, 2007 and 4,000,000 share purchase warrants were delivered to Xstrata entitling them to acquire a like number of shares of the Company at a price of $2.00 per share for a period of three years following closing.

7.	SHARE CAPITAL

(a)	Authorized Share Capital

Unlimited common shares without par value

(b)	Issued and Outstanding Share Capital

	Number of Shares	Amount
Balance, November 30, 2006	18,400,001	$2,901,845
Reverse takeover transaction (Note 2):
Common shares of Pure Nickel eliminated	(18,400,001)	—
Common shares of Nevada Star recognized	84,319,285	—
Common shares of Nevada Star issued to shareholders of Pure Nickel	89,508,515	13,312,600

	173,827,800	16,214,445
Reverse stock split 1:5	(139,062,240)	—
Issued in a private placement for cash, net of share issue costs	10,000,000	8,144,691

Balance, May 31, 2007	44,765,560	$24,359,136

At March 15, 2007, the Company had raised $9,000,000 of subscription receipts under a brokered private placement for 10,000,000 common shares (the “Subscription Receipts”) at a price of $0.90 per common share. Upon completion of the reverse takeover transaction with Pure Nickel on March 30, 2007, the Subscription Receipts were automatically converted into units comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant is exercisable into a common share at price of $1.20 for a term of 18 months. The Company paid as agent commissions $630,000 cash, representing 7% of the gross proceeds from the offering, and 500,000 common share purchase warrants, representing 5% of the gross number of common shares issued in the private placement. Each agent’s warrant is exercisable into one common share at a price of $0.90 each for a period of 18 months. The Company has assigned a fair value of $225,309 to these warrants computed using the Black-Scholes option-pricing model.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

7.	SHARE CAPITAL (continued)

(c)	Stock Options

On January 29, 2004 the Company’s shareholders approved a stock option plan (the “Plan”). The Plan allowed for the grant of stock options to purchase a maximum of 7,000,000 common shares by directors, officers, employees and consultants of the Company. The maximum number of common shares of the plan was reduced by 1,050,000, which represents the options outstanding at the inception of the plan. The exercise price for each option is determined by the board of directors and cannot be less than the discounted market price, as prescribed by the TSX Venture Exchange policy. The term of an option may not exceed ten years from the date of the grant of the option. The vesting period of options is set by the board of directors. On April 13, 2007, the Company completed a reverse stock split resulting in shares available for issuance under the Plan decreasing to 1,400,000. The board of directors has approved an amendment to the Plan to increase the number of shares reserved for issuance from 1,400,000 to 4,300,000.The amendment has received regulatory approval and shareholder approval was voted by the shareholders at the AGM and EGM held May 30, 2007.

Stock option activity since November 30, 2006 is presented below:

	Number of Options	Weighted Average Exercise Price
Outstanding, November 30, 2006	3,750,000	$0.32
Reverse stock split 1:5	(3,000,000)	0.32
Granted	2,950,000	1.02
Expired	(750,000)	0.32

Outstanding, May 31, 2007	2,950,000	$1.02

The following table summarizes stock options outstanding and exercisable at May 31, 2007:

Options Outstanding			Options Exercisable
Exercise Prices $	Number of Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
0.90	2,225,000	2.8	0.90	2,225,000	0.90
1.10	100,000	2.8	1.10	100,000	1.10
1.30	250,000	2.8	1.30	250,000	1.30
1.50	250,000	2.8	1.50	250,000	1.50
1.55	125,000	2.8	1.55	125,000	1.55

	2,950,000	2.8	1.02	2,950,000	1.02

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

7.	SHARE CAPITAL (continued)

(d)	Warrants

Warrant activity since November 30, 2006 is presented below:

	Number of Warrants	Weighted Average Exercise Price
Outstanding, November 30, 2006	—	—
Issued	5,000,000	$1.20
Exercised	—	—

Outstanding, May 31, 2007	5,000,000	$1.20

Warrants outstanding at May 31, 2007 expire on September 30, 2008.

(e)	Agent Warrants

During the period ended May 31, 2007, the Company issued 500,000 agent warrants to purchase 500,000 common shares of the Company in connection with the private placement described in Note 7(b). Agent warrant activity since November 30, 2006 is presented below:

	Number of Agent Warrants	Weighted Average Exercise Price
Outstanding, November 30, 2006	—	$—
Issued	500,000	0.90

Outstanding, May 31, 2007	500,000	$0.90

Agent warrants outstanding at May 31, 2007 expire on September 30, 2008.

8.	CONTRIBUTED SURPLUS

Six Months Ended May 31, 2007
Balance, beginning of period	$—
Stock-based compensation expense	1,971,995
Fair value of agent warrants issued for services	225,309

Balance, end of period	$2,197,304

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

9.	STOCK-BASED COMPENSATION

During the six month period ended May 31, 2007, the Company granted 2,950,000 stock options to directors, officers, employees and consultants of the Company. The weighted average fair value of each option granted was $0.67 using the Black-Scholes option-pricing model at the date of each grant using the following assumptions:

Six Months Ended May 31, 2007
Expected option lives	3 years
Risk-free interest rate	3.2%
Expected dividend yield	0%
Expected stock price volatility	106%

During the six month period ended May 31, 2007, the Company recognized $1,971,995 of compensation cost of which $1,726,008 has been recorded in wages and benefits and $245,987 has been recorded in consulting in the statement of operations.

10.	FINANCIAL INSTRUMENTS

(a)	Fair value of financial instruments

The Company has various financial instruments including cash and cash equivalents, receivables and accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their fair values due to their near-term maturities.

(b)	Concentrations of business risk

The Company maintains all of its cash and cash equivalents with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

As the Company operates in an international environment, some of the Company’s transactions are denominated in currencies other than the Canadian dollar. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations.

11.	RELATED PARTY BALANCES AND TRANSACTIONS

During the six months ended May 31, 2007, the Company entered into the following transactions with related parties that have not been disclosed elsewhere in the financial statements:

(a)	The Company incurred salaries of $47,600 period from May 18, 2006 to May 31, 2006—$nil) paid to a director and officer employed as President and an officer employed as VP Exploration.

(b)	The Company incurred consulting fees of $79,212 (period from May 18, 2006 to May 31, 2006—$nil) paid to various directors and officers.

All of the above noted transactions have been in the normal course of operations and are recorded at their exchange amounts, which is the consideration agreed upon by the related parties.

PURE NICKEL INC. (formerly Nevada Star Resource Corp.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTH PERIOD ENDED MAY 31, 2007

(Unaudited)

12.	COMMITMENTS

(a)	In Alaska, the Company is committed to: a B-Field VTEM airborne electromagnetic survey, an extensive soil geochemical survey and a drilling program totaling 12,000 feet of diamond drilling at an estimated cost of $3,500,000 (US). These programs will be completed by September 2007.

(b)	Pursuant to contract with Xstrata Nickel, a division of Falconbridge Inc., (“Xstrata”) the Company is committed to undertaking an exploration program in 2008 on the Fox River property optioned from Xstrata in 2006 in which at least $5,000,000 will have been spent by April 30, 2008 and at least (in aggregate) $7,500,000 by April 30, 2009. To date, $2,529,169 has been spent towards the fulfilment of these commitments of which. $2,500,000 was spent by May 31, 2007 as embodied within these financial statements.

(c)	Pursuant to the Xstrata Properties Purchase Agreement (see Subsequent Events, Note 14, below), the Company is committed to a minimum of 2500 metres of drilling on the William Lake property to be completed by January 31, 2008.

13.	SUBSEQUENT EVENTS

(a)	The Company entered into an agreement with Xstrata to acquire certain exploration properties from them comprising Xstrata’s portfolio of Canadian exploration properties (“the Xstrata Properties Acquisition Agreement”). This transaction is scheduled to be completed on July 30, 2007.

(b)	During the quarter, the Company entered into an agreement to acquire the 100% interest in the Fond du Lac property by acquiring the previously retained interest by Red Dragon Resource Corp. (“Red Dragon”) from it. The mining claims representing this property have now been transferred into the name of the Company and on July 30, 2007 the Company is scheduled to complete the transaction by paying to Red Dragon the sum of $100,000 and issuing to it 1,000,000 shares of the Company valued at market on that day.

(c)	Subsequent to May 31, 2007, the Company has completed an equity financing in which it raised a total of $27,500,000 by way of the sale of 22,000,000 units at $1.25 per unit. Each unit is comprised of one common share and one half of one common share purchase warrant with each whole warrant entitling the holder to acquire a further common share of the Company at a price of $1.75 for a period of eighteen months. The financing was closed in two tranches on July 6 and July 10, 2007.

(d)	72,860 shares were issued pursuant to the exercise of options under the Company’s Incentive Stock Option Plan.

Exhibit 99.7

PURE NICKEL INC.

BY-LAW NO. 1

APPROVED BY THE SHAREHOLDERS OF THE CORPORATION ON MAY 30, 2007

TABLE OF CONTENTS

BYLAW NO. 1

PURE NICKEL INC.

4.12	Removal and Discharge	5
4.13	Term of Office	5
4.14	Terms of Employment and Remuneration	5
4.15	Fidelity Bonds	5

SECTION FIVE - INDEMNIFICATION		6
5.1	Indemnification of Directors and Officers against actions by Third Parties	6
5.2	Indemnification of Directors and Officers against actions by the Corporation	6
5.3	Right of Indemnity not Exclusive	6
5.4	Insurance	6

SECTION SIX - SHARES		7
6.1	Options	7
6.2	Non-recognition of Trusts	7
6.3	Joint Shareholders	7

SECTION SEVEN - DIVIDENDS AND RIGHTS		7
7.1	Dividend Cheques	7
7.2	Joint Shareholders	7
7.3	Non-Receipt of Cheques	7
7.4	Unclaimed Dividends	7

SECTION EIGHT - MEETINGS OF SHAREHOLDERS		8
8.1	Annual Meetings	8
8.2	Time for Deposit of Proxies	8
8.3	Persons Entitled to be Present	8
8.4	Quorum	8
8.5	Adjournment	8
8.6	Chairman	8
8.7	Secretary of Meeting	9
8.8	Chairman's Casting Vote	9
8.9	Chairman's Declaration	9
8.10	Voting by Ballot	9
8.11	Scrutineers	9

SECTION NINE - NOTICES		9
9.1	Notices	10
9.2	Notice to Joint Shareholders	10
9.3	Change of Address	10
9.4	Signature on Notice	10

SECTION TEN - EFFECTIVE DATE AND AMENDMENT		10
10.1	Effective Date	10
10.2	Amending Bylaw	10

BYLAW NO. 1

A Bylaw relating generally to the transaction of the business and affairs of PURE NICKEL INC. (the “Corporation”)

SECTION ONE—INTERPRETATION

1.1 Interpretation. Words and expressions defined in the Business Corporations Act, Revised Statutes of the Yukon 1986, Chapter 15 as amended as of the date hereof (the “Act”) have the same meanings when used in the Bylaws. Words importing the singular number include the plural and vice versa and words importing gender include masculine, feminine and neuter genders as required by the context.

1.2 Conflict with Act or Articles. The Bylaws are subject to the provisions of the Act and the articles of the Corporation and in the event of conflict between the provisions of any Bylaws and the provisions of the Act or the articles, the provisions of the Act or the articles shall prevail over the Bylaws.

1.3 Headings. The headings and indices used in the Bylaws are inserted for convenience of reference only and do not affect the interpretation of the Bylaws or any part thereof.

SECTION TWO—BUSINESS OF THE CORPORATION

2.1 Corporate Seal. The Board of Directors of the Corporation (the “Board”) may adopt and change a corporate seal which shall contain the name of the Corporation and the Board may cause to be created as many duplicates thereof as the Board shall determine.

2.2 Execution of Instruments. The Board may from time to time direct the manner in which, and the person or persons by whom, any particular document or class of documents may or shall be signed and delivered. In the absence of a directors’ resolution concerning the execution of any particular documents, documents shall be signed and delivered on behalf of the Corporation by two persons, one of whom holds the office of Chairman of the Board, President, Managing Director, Vice-President or director and the other of whom is a director or holds one of the said offices or the office of Secretary, Treasurer, Assistant-Secretary or Assistant-Treasurer or any other office created by bylaw or by resolution of the Board, including affixing the corporate seal to all such documents as may require the same.

2.3 Banking and Financial Arrangements. The banking and financial business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking and financial business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

2.4 Voting Rights in other Bodies Corporate. The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.5 Withholding Information from Shareholders. Subject to the provisions of the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation’s business which, in the opinion of the Board, it would be inexpedient in the interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation shall be open to the inspection of shareholders and no shareholder shall have any right of inspection of any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a general meeting of shareholders.

SECTION THREE—DIRECTORS AND BOARD

3.1 Calling of Meeting. Meetings of the Board shall be held from time to time and at such place as the Board, the Chairman of the Board, the Managing Director, the President or any two directors may determine.

3.2 Notice of Meetings. Notice of the time and place of Board meetings shall be given to each director in the manner provided by this Bylaw not less than 48 hours before the time of the meeting.

3.3 Telecommunication. A director may participate in a Board meeting or a meeting of a committee of directors by means of telephone or other communication facilities that permit all directors participating in the meeting to hear each other.

3.4 Quorum. A quorum for Board meetings shall be a majority {or set number or fraction greater or less than 50%) of the directors present in person or by telecommunication. If a quorum is not present within 15 minutes of the time fixed for the holding of the meeting, the meeting shall be adjourned for not less than 72 hours and notice of the time and place of the adjourned meeting shall be given to each director not less than 48 hours before the time of the adjourned meeting. If a quorum is not present within 15 minutes of the time fixed for the holding of the adjourned meeting, those directors present in person or by telecommunication shall constitute a quorum for the purpose of the adjourned meeting.

3.5 First Meeting of New Board. Provided a quorum of directors is present, each newly elected Board may, without notice, hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

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3.6 Regular Meetings. The Board may appoint a day or days in any month or months and a place and hour for regular meetings of the Board. A copy of any resolution of the Board fixing the day or days, the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

3.7 Casting Vote. At all Board meetings, each director shall have one vote and every question shall be decided by a majority of votes cast on each question. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a second or casting vote in addition to the vote to which he may be entitled as a director.

3.8 Chairman. The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is also a director and who is present at the meeting:

a)	the Chairman of the Board; or

b)	the President; or

c)	any Vice-President (and where more than one Vice-President is present at the meeting, then the priority to act as chairman as between them shall be in the order of the seniority of the office of Vice-President).

If no such officer is present within 15 minutes from the time fixed for the holding of the meeting of the Board, the persons present shall choose one of their number then present to be chairman of that meeting.

3.9 Committees of Directors. Unless otherwise ordered by the Board each committee of directors shall have power to fix its quorum at not less than a majority of its members, to elect its chairman and to regulate its procedure.

3.10 Remuneration and Expenses. The directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travel expenses and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

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SECTION FOUR—OFFICERS

4.1 Appointment. The Board may, from time to time, appoint any or all of a Chairman of the Board, a President, one or more Vice-Presidents (to which title may be added words indicating seniority or function), a Secretary, a Treasurer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. Subject to those powers and authority which pursuant to the Act may only be exercised by the directors, the officers of the Corporation may exercise, respectively, such powers and authority and shall perform such duties, in addition to those specified in the Bylaws, as may from time to time be prescribed by the Board. Except for the Chairman of the Board, if appointed, and the Managing Director, if appointed, an officer may, but need not be, a director.

4.2 Delegation. In case of the absence of any officer or employee of the Corporation or for any other reason that the Board may deem sufficient, the Board may delegate the powers and authority of such officer or employee to any other officer or employee or to any director of the Corporation.

4.3 Agents and Attorneys. The Board, the Chairman of the Board or the President may also from time to time appoint other agents, attorneys, officers and employees of the Corporation within or without Canada, who may be given such titles and who may exercise such powers and authority (including the power of subdelegation) and shall perform such duties of management or otherwise, as the Board may from time to time prescribe.

4.4 Chairman of the Board. The Chairman of the Board shall be a director of the Corporation. The Chairman of the Board shall preside at all meetings of the Board and meetings of shareholders and may exercise such other powers and authority and shall perform the duties which may from time to time be prescribed by the Board.

4.5 Managing Director. The Managing Director shall be a director of the Corporation and shall exercise such powers and authority and shall perform such duties as may from time to time be prescribed by the Board.

4.6 President. The President shall, except as may be otherwise specified by the Board, be the Chief Executive Officer of the Corporation and, subject to the authority of the Board, shall be responsible for the general supervision of the business and affairs of the Corporation and shall have such other powers and duties as the Board may specify. During the absence or disability of the Chairman of the Board, or if no Chairman of the Board has been appointed, in the event the President is a director of the Corporation, the President shall, when present, preside as chairman at all meetings of directors and at all meetings of shareholders.

4.7 Vice-President. The Vice-President, or if more than one Vice-President has been appointed, the Vice-Presidents, may exercise such powers and authority and shall perform such duties as may from time to time be prescribed by the Board. In the absence or inability or refusal to act of the President, they shall, in order of seniority or as otherwise directed by the Board, be vested with all of

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the powers and shall perform all the duties of the President and subject to Section 4.6 and the direction of the Board, the most senior Vice-President who is a director of the Corporation shall, when present, preside as chairman at all meetings of directors and at all meetings of shareholders.

4.8 Secretary. Except as may be otherwise determined from time to time by the Board, the Secretary shall attend and be the secretary to all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings at such meetings. The Secretary shall give or cause to be given as and when instructed all notices to shareholders, directors, officers, auditors and members of committees of the Board. The Secretary shall be the custodian of the corporate seal, if any, of the Corporation and shall have charge of all books, papers, reports, certificates, records, documents, registers and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose and may exercise such other powers and authority and shall perform such other duties as may from time to time be prescribed by the Board or by the President.

4.9 Treasurer. The Treasurer shall be responsible for the keeping of proper accounting records in compliance with the Act and shall be responsible for the deposit of monies and other valuable effects of the Corporation in the name and to the credit of the Corporation in such banks or other depositories as the Board may from time to time designate and shall be responsible for the disbursement of the funds of the Corporation. The Treasurer shall render to the Board whenever so directed an account of all financial transactions and of the financial position of the Corporation. The Treasurer may exercise such other duties as may from time to time be prescribed by the Board or by the President.

4.10 Other Officers. The powers and duties of all other officers shall be those prescribed by the Board from time to time. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the President otherwise direct.

4.11 Variation of the Powers and Duties. The Board may from time to time vary, add to or limit the powers, authority and duties of any officer.

4.12 Removal and Discharge. The Board may remove any officer of the Corporation, with or without cause, at any meeting called for that purpose and may elect or appoint others in their place or places.

4.13 Term of Office. Each officer appointed by the Board shall hold office until a successor is appointed, or until his earlier resignation or removal by the Board.

4.14 Terms of Employment and Remuneration. The terms of employment and the remuneration of officers appointed by the Board shall be settled by the Board from time to time.

4.15 Fidelity Bonds. The Board, the Chairman of the Board or the President may require such

5

officers, employees and agents of the Corporation as the Board deems advisable to furnish bonds for the faithful performance of their powers and duties, in such form and with such surety as the Board may from time to time determine.

SECTION FIVE—INDEMNIFICATION

5.1 Indemnification of Directors and Officers against actions by Third Parties. Except in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, or a person who undertakes or has undertaken any liability on behalf of the Corporation or any such body corporate, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of that Corporation or body corporate, if:

a)	He acted honestly and in good faith with a view to the best interests of the Corporation; and

b)	In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

5.2 Indemnification of Directors and Officers against actions by the Corporation. The Corporation shall, with the approval of the Supreme Court of the Yukon Territory, indemnify a person referred to in paragraph 5.1 in respect of an action by or on behalf of the Corporation or body corporate to procure a judgment in its favour, to which he is made a party by reason of being or having been a director or an officer of the Corporation or body corporate, against all costs, charges and expenses reasonably incurred by him in connection with the action if he fulfills the conditions set out in subparagraphs 5.1(a) and (b).

5.3 Right of Indemnity not Exclusive. The provisions for indemnification contained in the Bylaws shall not be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any Bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to an action in his official capacity and as to an action in any other capacity while holding such office. This section shall also apply to a person who has ceased to be a director or officer, and shall enure to the benefit of the heirs and legal representatives of such person.

5.4 Insurance. Subject to the limitations contained in the Act, the Corporation may purchase and maintain such insurance for the benefit of its directors and officers as the Board may from time to time determine.

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SECTION SIX—SHARES

6.1 Options. The Board may from time to time grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided in the Act.

6.2 Non-recognition of Trusts. The Corporation shall treat as absolute owner of any share the person in whose name the share is registered in the securities register as if that person had full legal capacity and authority to exercise a right of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the share certificate.

6.3 Joint Shareholders. If two or more persons are registered as joint holders of any share, any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

SECTION SEVEN—DIVIDENDS AND RIGHTS

7.1 Dividend Cheques. A dividend payable in cash shall be paid by cheque drawn on the Corporation’s bankers or one of them to the order of each registered holder of shares of the class or series in respect of which a dividend has been declared, and mailed by prepaid ordinary mail to such registered holder at the address shown in the records of the Corporation, unless such holder otherwise directs. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

7.2 Joint Shareholders. In the case of joint holders, a cheque for payment of dividends, bonuses, returns of capital or other money payable, shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at the address shown in the records of the Corporation.

7.3 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

7.4 Unclaimed Dividends. Any dividend unclaimed after a period of six (6) years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

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SECTION EIGHT—MEETINGS OF SHAREHOLDERS

8.1 Annual Meetings. The annual meeting of shareholders shall be held at such time in each year and, subject to the articles of the Corporation, at such place as the Board, or failing it, the Chairman of the Board, the Managing Director or the President, may from time to time determine.

8.2 Time for Deposit of Proxies. The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice, or if no such time is specified in such notice, unless it has been received by the Secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

8.3 Persons Entitled to be Present. The only persons entitled to be present at a meeting of the shareholders shall be those persons entitled to vote thereat, the directors and auditor (if any) of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or Bylaws to be present at the meeting. Any other persons may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

8.4 Quorum. A quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holder or holders of five percent (5%) of the shares entitled to vote at the meeting are present in person or represented by proxy. No business shall be transacted at any meeting unless the requisite quorum is present at the time of the transaction of such business.

8.5 Adjournment. Should a quorum not be present at any meeting of shareholders, those present in person or by proxy and entitled to vote shall have power to adjourn the meeting for a period of not more than 30 days without notice other than announcement at the meeting. At any such adjourned meeting, provided a quorum is present, any business may be transacted which might have been transacted at the meeting adjourned. Notice of meetings adjourned for more than 30 days and for more than an aggregate of 90 days shall be given as required by the Act.

8.6 Chairman. The chairman of any meeting of the shareholders shall be the first mentioned of such of the following officers as have been appointed, who is a shareholder and who is present at the meeting:

a)	the Chairman of the Board;

b)	the President;

c)	any Vice-President (and where more than one Vice-President is present at the meeting, then the priority to act as chairman as between them shall be in the order the seniority of their office of Vice-President).

8

If no such officer is present within 15 minutes from the time fixed for the holding of the meeting of the shareholders, the persons present and entitled to vote shall choose one of their number then present to be chairman of that meeting.

8.7 Secretary of Meeting. If the Secretary of the Corporation is absent, the chairman of a meeting of shareholders shall appoint some person, who need not be a shareholder, to act as secretary of the meeting.

8.8 Chairman’s Casting Vote. At any meeting of shareholders every question shall be determined by the majority of the votes cast on the question. In the case of an equality of votes at a meeting of shareholders, the chairman of the meeting shall not be entitled to a second or casting vote in addition to the vote or votes to which he may be entitled as a shareholder.

8.9 Chairman’s Declaration. At any meeting of shareholders, unless a ballot is demanded, a declaration by the chairman of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

8.10 Voting by Ballot. If a ballot is demanded by a shareholder or proxy holder entitled to vote at a shareholder’s meeting and the demand is not withdrawn, the ballot upon the motion shall be taken in such manner as the chairman of the meeting shall direct. Upon a ballot each shareholder who is present in person or represented by proxy shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles. The declaration by the Chairman of the meeting that the vote upon the question has been carried, or carried unanimously or by a particular majority, or lost or not carried by a particular majority and an entry in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of votes recorded in favour of or against any resolution or question.

8.11 Scrutineers. The chairman or the secretary at any meeting of the shareholders or the shareholders then present may appoint one or more scrutineers, who need not be shareholders, to count and report upon the results of the voting which is done by ballot.

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SECTION NINE—NOTICES

9.1 Notices. In addition to any other method of service permitted by the Act, any notice or document required by the Act, the regulations, the articles or the Bylaws may be sent to any person entitled to receive same in the manner set out in the Act for service upon a shareholder or director and by email or by any means of telecommunication with respect to which a written record is made. A notice sent by means of email or telecommunication shall be deemed to have been given on the business day upon which the written record is made.

9.2 Notice to Joint Shareholders. If two or more persons hold shares jointly, notice may be given to one of such persons and such notice shall be sufficient notice to all of them.

9.3 Change of Address. The Secretary or Assistant Secretary may change or cause to be changed the address in the records of the Corporation of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by him to be reliable.

9.4 Signature on Notice. The signature on any notice to be given by the Corporation may be lithographed, written, printed or otherwise mechanically reproduced.

SECTION TEN—EFFECTIVE DATE AND AMENDMENT

10.1 Effective Date. This Bylaw is effective from the date of the resolution of the Board adopting same and shall continue to be effective, unless amended by the Board, until the next meeting of shareholders of the Corporation, whereupon if same is confirmed or confirmed as amended, this Bylaw shall continue in effect in the form in which it was so confirmed.

10.2 Amending Bylaw. The Board may by resolution amend or repeal this Bylaw and such amendment or repeal shall have force and effect unless rejected by ordinary resolution of the shareholders entitled to vote at an annual general meeting.

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Exhibit 99.8

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company (Reporting Issuer):

Pure Nickel Inc. (“Pure Nickel” or the “Corporation”)

95 Wellington Street West, Suite 900

Toronto, Ontario

M5J 2N7

ITEM 2	Date of Material Change:

August 2, 2007

ITEM 3	News Release:

The press release in respect of this material change was issued on August 2, 2007 in Toronto, Ontario, via Marketwire, and such press release is attached hereto as Schedule “A”.

ITEM 4	Summary of Material Change:

Pure Nickel announced that it completed the acquisition of ten nickel exploration properties from Xstrata Nickel (“Xstrata”) previously announced in a news release dated May 15, 2007. The Corporation acquired a 100% interest in nine separate properties and Xstrata’s 50% joint venture interest in one property, all located in central and Eastern Canada.

ITEM 5	Full Description of Material Change:

See the press release attached as Schedule “A”.

ITEM 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7	Omitted Information:

No information has been omitted from this material change report.

ITEM 8	Executive Officer:

For additional information with respect to this material change, the following person may be contacted:

J. Jay Jaski, Chief Executive Officer

Telephone No.: 416-644-0066

ITEM 9	Date of Report:

August 3, 2007

SCHEDULE A

Pure Nickel Inc. 95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX-V Trading Symbol:	NIC (TSX-V), PNCKF (OTC BB)
Total Shares Outstanding:	67.765 million
Fully Diluted:	92.4 million
52-Week Trading Range:	C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Completes Acquisition of

Xstrata Nickel Exploration Properties

TORONTO, ON, August 2, 2007: Pure Nickel Inc. (the “Corporation”) (TSX-Venture: NIC, OTCBB: PNCKF) is pleased to announce that it has completed the acquisition of ten nickel exploration properties (the “Acquisition”) from Xstrata Nickel (“Xstrata”) previously announced in a news release date May 15, 2007. The Corporation acquired a 100% interest in nine separate properties and Xstrata’s 50% joint venture interest in one property, all located in central and Eastern Canada (the “Properties”).

The Corporation paid C$15,250,000 and issued 4,000,000 warrants (each a “Warrant”) to Xstrata in consideration for the Properties, each Warrant exercisable into one common share in the capital of the Corporation upon the payment of $2.00 per share at any time for a period of three years from closing. In addition, the Corporation granted to Xstrata (i) a 2% NSR on each Property (Pure Nickel having the right to reacquire 1% thereof for C$1,000,000); (ii) off-take and marketing rights for all concentrate or product produced from the Properties; and (iii) the right to retain one back-in right to 50% for any one (only) of any mining project with an economic threshold of 15,000,000 tonnes of resources. The Corporation, however, retained the right to joint venture any or all Properties to interested third parties.

The Corporation is also pleased to announce that, further to its press releases of July 3 and 10, 2007 announcing the closing of its $27.5 million offering (the “Offering”) of subscription receipts (the “Receipts”), each Receipt was deemed to be exercised without the payment of additional consideration into one unit of the Corporation (each a “Unit”) as of August 2, 2007. Each Unit is comprised of one common share plus one-half warrant (each whole warrant exercisable at $1.75 for a period 18 months), The deemed exercise occurred as the Corporation obtained TSX Venture Exchange (the “TSXV”) conditional approval of the Acquisition, which remains subject to the final approval of the TSXV. The proceeds of the Offering were released to the Corporation and the Corporation used $15.25 million thereof to fund the Acquisition. The Corporation intends to use the balance of the proceeds to fund its ongoing exploration and drilling programs and for general working capital purposes.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration company with advanced nickel sulphide and platinum group element projects in Canada and Alaska. The acquisition of the Properties significantly expands Pure Nickel’s portfolio increasing its exploration potential. The Corporations 2007 exploration program is underway on multiple properties and is fully funded. With the closing of the Offering, Pure Nickel’s cash balance stands at CDN $17.0 million.

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This document may contain or refer to forward-looking information based on current expectations. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. These forward-looking statements are made as of the date hereof and we assume no responsibility to update or revise them to reflect new events or circumstances.

For further information:

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.9

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX-V Trading Symbol:	NIC (TSX-V), PNCKF (OTC BB)
Total Shares Outstanding:	67.765 million
Fully Diluted:	93.75 million
52-Week Trading Range:	C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Approved for Listing on the TSX

TORONTO, ON, August 13, 2007: Pure Nickel Inc. (the “Corporation”) (TSX-Venture: NIC, OTCBB: PNCKF) is pleased to announce that it has received approval from the Toronto Stock Exchange (the “TSX”) to list its shares on the TSX. The Corporation’s common shares will commence trading on the TSX on August 14, 2007 under the ticker symbol “NIC”.

About Pure Nickel Inc.:

The Corporation is a mineral exploration company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Corporation’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com